Exhibit 12



        PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                           TOTAL ENTERPRISE

           Computation of Ratio of Earnings to Fixed Charges


                                                       Millions of Dollars
                                                    ------------------------
                                                        Nine Months Ended
                                                           September 30
                                                    ------------------------
                                                      1999              1998
                                                    ------------------------
                                                           (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                        $  697               879
  Distributions less than equity in earnings
    of less-than-fifty-percent-owned companies          (3)               (5)
  Fixed charges, excluding capitalized interest*       309               230
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                                                    $1,003             1,104
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                  $  222               149
  Capitalized interest                                  35                38
  Preferred dividend requirements of
    capital trusts                                      40                40
  One-third of rental expense, net of
    subleasing income, for operating leases             34                29
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                                                    $  331               256
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Ratio of Earnings to Fixed Charges                     3.0               4.3
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*Includes amortization of capitalized interest totaling approximately
 $13 million and $12 million in 1999 and 1998, respectively.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, which was repaid in June 1998. The $400 million loan was amended in 1994, 1995, and again in 1997. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings for the first nine months of 1999 and 1998.


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